May 19, 2020

VIA EDGAR AND E-MAIL

Ms. Julie Griffith

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	SelectQuote, Inc.
Registration Statement on Form S-1
File No. 333-236555

Ms. Griffith:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of SelectQuote, Inc. that the effective date of the Registration Statement be accelerated to be declared effective at 2:00 PM Eastern Time on May 20, 2020 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we have distributed the following approximate number of copies of the preliminary prospectus, dated May 15, 2020, through the date hereof:

No. of Copies
Institutions	800
Prospective Underwriters, Dealers and Others	200
Total	1,000

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

By:	Credit Suisse Securities (USA) LLC
By:	/s/ David Boven
Name: David Boven
Title: Director

By:	Morgan Stanley & Co. LLC
By:	/s/ Hamaad Sultan
Name: Hamaad Sultan
Title: Executive Director
For themselves and as Representatives of the other Underwriters to be named in Schedule II to the Underwriting Agreement between SelectQuote, Inc. and the Underwriters named therein